UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Danimer Scientific, Inc. (f/k/a Live Oak Acquisition Corp.)
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

53804F103
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





SCHEDULE 13G

CUSIP No. 53804F103

1
Names of Reporting Persons
Atalaya Capital Management LP

2
Check the appropriate box if a member of a Group (see instructions)
(a)  [x]
(b)  [ ]

3
Sec Use Only

4
Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5
  Sole Voting Power


  686,309

6
  Shared Voting Power


  1,694,767

7
  Sole Dispositive Power


  686,309

8
  Shared Dispositive Power


  1,694,767

9
Aggregate Amount Beneficially Owned by Each Reporting Person
2,381,076

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[]

11
Percent of class represented by amount in row (9)
2.8%

12
Type of Reporting Person (See Instructions)
IA, PN




CUSIP No. 53804F103

1
Names of Reporting Persons
Corbin ERISA Opportunity Fund, Ltd.

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  1,394,767

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  1,394,767

9
Aggregate Amount Beneficially Owned by Each Reporting Person
1,394,767

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[]

11
Percent of class represented by amount in row (9)
1.6%

12
Type of Reporting Person (See Instructions)
PN




CUSIP No. 53804F103

1
Names of Reporting Persons
Corbin Capital Partners Group, LLC

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [X]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  1,694,767

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  1,694,767

9
Aggregate Amount Beneficially Owned by Each Reporting Person
1,694,767

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[]

11
Percent of class represented by amount in row (9)
2.0%

12
Type of Reporting Person (See Instructions)
OO



CUSIP No. 53804F103

1
Names of Reporting Persons
Corbin Capital Partners, L.P.

2
Check the appropriate box if a member of a Group (see instructions)
(a)  [x]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  1,694,767

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  1,694,767

9
Aggregate Amount Beneficially Owned by Each Reporting Person
1,694,767

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[]

11
Percent of class represented by amount in row (9)
2.0%

12
Type of Reporting Person (See Instructions)
IA, PN



CUSIP No. 53804F103

1
Names of Reporting Persons
Corbin Opportunity Fund, L.P.

2
Check the appropriate box if a member of a Group (see instructions)
(a)  [x]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization
DelawareNumber of Shares Beneficially Owned by Each Reporting Person
With:

5
Sole Voting Power


  0

6
  Shared Voting Power


  300,000

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  300,000

9
Aggregate Amount Beneficially Owned by Each Reporting Person
300,000

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[]

11
Percent of class represented by amount in row (9)
0.3%

12
Type of Reporting Person (See Instructions)
PN




Item 1(a).	Name of Issuer:
       Danimer Scientific, Inc. (f/k/a Live Oak Acquisition Corp.)

Item 1(b).	Address of Issuers Principal Executive Offices:
       140 Industrial Boulevard, Bainbridge, Georgia 39817

Item 2(a).	Name of Person Filing:
This Statement is filed on behalf of the following persons
(collectively, the Reporting Persons):

i.	  Atalaya Capital Management LP (ACM);

ii.	  Corbin ERISA Opportunity Fund, Ltd. (Corbin);

iii.  Corbin Capital Partners Group, LLC (CCPG);

iv.	  Corbin Capital Partners, L.P (CCP); and

v.	  Corbin Opportunity Fund, L.P. (COF).

ACM serves as sub-advisor to Corbin and COF, and in such capacity, exercises discretionary investment authority over the Shares (as defined below) held directly by Corbin and COF.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of ACM is One Rockefeller Plaza, 32nd Floor, New York, NY 10020. The address of the principal business office of each of Corbin, CCPG, CCP, and COF is 590 Madison Avenue, 31st Floor, New York, NY 10022.

Item 2(c).	Citizenship:
Each of ACM, Corbin, CCP, and COF is a Delaware limited partnership. CCPG is a Delaware limited liability company.

Item 2(d).	Title and Class of Securities:
Class A Common Stock, par value $0.0001 per share (the Shares)

Item 2(e).	CUSIP Number:
53804F103


Item 3. 	If This Statement is Filed Pursuant to 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[] Broker or dealer registered under Section 15 of the Exchange
       Act (15 U.S.C. 78c);
(b)	[] Bank as defined in Section 3(a)(6) of the Exchange Act (15
       U.S.C. 78c);
(c)	[] Insurance company as defined in Section 3(a)(19) of the Exchange
       Act (15 U.S.C. 78c);
(d)	[] Investment company registered under Section 8 of the Investment
       Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[] An employee benefit plan or endowment fund in accordance with
       240.13d-1(b)(1)(ii)(F);
(g)	[] A parent holding company or control person in accordance with
       Rule 13d-1(b)(1)(ii)(G);
(h)	[] A savings association as defined in Section 3(b) of the Federal
       Deposit Insurance Act (12 U.S.C. 1813);
(i)	[] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
	   (15 U.S.C. 80a-3);
(j)	[] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

	   This Item 3 is not applicable.

Item 4(a).	Amount Beneficially Owned:

As of the date hereof, ACM may be deemed the beneficial owner of 2,381,076 Shares, which amount includes the (i) 1,394,767 Shares beneficially owned by Corbin and (ii) 300,000 Shares beneficially owned by COF. Each of CCPG and CCP may be deemed the beneficial owner of 1,694,767 Shares.

Item 4(b).	Percent of Class:

As of the date hereof, ACM may be deemed the beneficial owner of approximately 2.8% of Shares outstanding, which amount includes (i) the 1.6% of Shares outstanding beneficially owned by Corbin and (ii) 0.3% of Shares outstanding beneficially owned by COF. Each of CCPG and CCP may be deemed the beneficial owner of 2.0% of Shares outstanding. (These percentages are based on 85,724,570 Shares outstanding as reported in the Issuers Current Report on Form 8-K filed
on January 5, 2021.)Item 4(c).	Number of shares as to which such person has:

ACM:
(i)	Sole power to vote or to direct the vote:  686,309
(ii)	Shared power to vote or to direct the vote:  1,694,767
(iii)	Sole power to dispose or to direct the disposition of:  686,309
(iv)	Shared power to dispose or to direct the disposition of:  1,694,767

Corbin:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  1,394,767
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  1,394,767

CCPG:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  1,694,767
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  1,694,767


CCP:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  1,694,767
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  1,694,767

COF:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  300,000
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  300,000

Item 5.		Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
[X].

Item 6.		Ownership of more than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

This Item 7 is not applicable.

Item 8.		Identification and classification of members of the group.

ACM, Corbin, CCPG, CCP, and COF may be deemed members of a group, as defined in Rule 13d-5 under the Act, with respect to the Shares. Such group may be deemed to beneficially own 2,381,076 Shares. Corbin, CCPG, and CCP disclaim beneficial ownership over the Shares held directly by ACM.

Item 9.		Notice of Dissolution of Group.

Not applicable


Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection withor as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Atalaya Capital Management LP
By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Corbin ERISA Opportunity Fund, Ltd.
By: Corbin Capital Partners, L.P., its Investment Manager
By: /s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel

Corbin Capital Partners Group, LLC
By: /s/ Daniel Friedman
Name: Daniel Friedman
Title: Authorized Signatory


Corbin Capital Partners, L.P.
By: /s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel



Corbin Opportunity Fund, L.P.
Corbin Capital Partners, L.P., its Investment Manager
By: /s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel



January 26, 2021

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).?


EXHIBIT INDEX

Ex.

  A	Joint Filing Agreement


Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A common stock of Danimer Scientific, Inc. (f/k/a Live Oak Acquisition Corp.) , filed January 26, 2021 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisionsof Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.



Atalaya Capital Management LP
By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory



Corbin ERISA Opportunity Fund, Ltd.
By: Corbin Capital Partners, L.P., its Investment Manager
By: /s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel



Corbin Capital Partners Group, LLC
By: /s/ Daniel Friedman
Name: Daniel Friedman
Title: Authorized Signatory



Corbin Capital Partners, L.P.
By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel



Corbin Opportunity Fund, L.P.
Corbin Capital Partners, L.P., its Investment Manager
By: /s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel



January 26, 2021